UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number 1-13776
Cusip Number: 02906V 102

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:    September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant
 AMERICAN POWER GROUP CORPORATION

Former Name if Applicable

N/A

Address of Principal Executive Office (Street and Number)
7 Kimball Lane, Building A

City, State and Zip Code

Lynnfield, Massachusetts 01940

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is required in order to prepare and file the Registrant’s Form 10K for the fiscal year ended September 30, 2015. The Registrant further represents that the Form 10-K will be filed by no later than the 15th day following the date on which the Form 10-K was due.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Charles E. Coppa	(781)	224 - 2411
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting revenues from continuing operations of approximately $3.0 million for the fiscal year ended September 30, 2015 as compared to approximately $6.3 million for the fiscal year ended September 30, 2014. Because the Registrant’s dual fuel technology displaces higher cost diesel fuel with lower cost and cleaner burning natural gas, the recent decrease in oil/diesel pricing has impacted the timing of dealer restocking orders and the implementation schedules of existing and prospective customers in the near term due to the current tighter price spread between diesel and natural gas.

 The Registrant anticipates reporting an operating loss from continuing operations of approximately $4.4 million for fiscal year ended September 30, 2015 as compared to an operating loss from continuing operations of approximately $2.0 million for the fiscal year ended September 30, 2014.
During the fiscal year ended September 30, 2015, the Registrant retroactively implemented, as of October 1, 2013, the correction of an accounting error relating to the valuation of certain warrants containing anti-dilution adjustment provisions issued in conjunction with private placements of 10% Convertible Preferred Stock in 2012 and 2014. As a result of this correction, the Registrant anticipates reporting non-cash warrant valuation income of approximately $5.8 million for the fiscal year ended September 30, 2015 as compared to non-cash warrant valuation income of approximately $2.3 million for the fiscal year ended September 30, 2014.
As a result of the forgoing information, the Registrant anticipates reporting net income of approximately $0.5 million for the fiscal year ended September 30, 2015 as compared to a net income of approximately $0.04 million for the fiscal year ended September 30, 2014.
 In addition, as a result of the operating losses incurred to date, the Registrant anticipates reporting a net working capital deficit of approximately $3.0 million (including $2.5 million of current convertible notes payable which converted into equity in October 2015) at September 30, 2015 as compared to working capital of approximately $0.7 million at September 30, 2014.

American Power Group Corp
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 30, 2015	By:	/s/ Charles E. Coppa
Name: Charles E. Coppa
Title: Chief Financial Officer